CUSIP NO. G02602 10 3                                         Page 1 of 13 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                                 Amdocs Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G02602 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson                  Robert A. Schwed, Esq.
  & Stowe IX, L.P.,                      Reboul, MacMurray, Hewitt
320 Park Avenue, Suite 2500                & Maynard
New York, New York  10022                45 Rockefeller Plaza
Attention: Jonathan M. Rather            New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 5, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].




--------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. G02602 10 3                                         Page 2 of 13 Pages



1)   Name of Reporting Person            Welsh, Carson, Ander-
     I.R.S. Identification                son & Stowe IX, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [X]
     if a Member of a Group                    (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                              WC

--------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                     Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                             Delaware

--------------------------------------------------------------------------------
Number of                           7)   Sole Voting     6,756,602
Shares Beneficially                      Power           Ordinary Shares
Owned by Each
Reporting Person                    --------------------------------------------
With                                8)   Shared Voting
                                         Power                -0-

                                    --------------------------------------------
                                    9)   Sole Disposi-   6,756,602
                                         tive Power      Ordinary Shares

                                    --------------------------------------------
                                    10)  Shared Dis-
                                         positive Power       -0-

                                    --------------------------------------------
11)   Aggregate Amount Beneficially            6,756,602
      Owned by Each Reporting Person           Ordinary Shares

--------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                           3.1%
      Amount in Row (11)

--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                   PN

CUSIP NO. G02602 10 3                                         Page 3 of 13 Pages

1)   Name of Reporting Person            Welsh, Carson, Ander-
     I.R.S. Identification                son & Stowe VII, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [X]
     if a Member of a Group                    (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                           Not Applicable

--------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                     Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                             Delaware

--------------------------------------------------------------------------------
Number of                           7)   Sole Voting     5,527,054
Shares Beneficially                      Power           Ordinary Shares
Owned by Each
Reporting Person                    --------------------------------------------
With                                8)   Shared Voting
                                         Power                -0-

                                    --------------------------------------------
                                    9)   Sole Disposi-   5,527,054
                                         tive Power      Ordinary Shares

                                    --------------------------------------------
                                    10)  Shared Dis-
                                         positive Power       -0-

                                    --------------------------------------------
11)   Aggregate Amount Beneficially            5,527,054
      Owned by Each Reporting Person           Ordinary Shares

--------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                           2.6%
      Amount in Row (11)

--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                   PN

CUSIP NO. G02602 10 3                                         Page 4 of 13 Pages

1)   Name of Reporting Person            Welsh, Carson, Ander-
     I.R.S. Identification                son & Stowe VI, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [X]
     if a Member of a Group                    (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                           Not Applicable

--------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                     Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                             Delaware

--------------------------------------------------------------------------------
Number of                           7)   Sole Voting     1,614,792
Shares Beneficially                      Power           Ordinary Shares
Owned by Each
Reporting Person                    --------------------------------------------
With                                8)   Shared Voting
                                         Power                -0-

                                    --------------------------------------------
                                    9)   Sole Disposi-   1,614,792
                                         tive Power      Ordinary Shares

                                    --------------------------------------------
                                    10)  Shared Dis-
                                         positive Power       -0-

                                    --------------------------------------------
11)   Aggregate Amount Beneficially            1,614,792
      Owned by Each Reporting Person           Ordinary Shares

--------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                           0.8%
      Amount in Row (11)

--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                   PN

CUSIP NO. G02602 10 3                                         Page 5 of 13 Pages

1)   Name of Reporting Person            WCAS Capital Partners
     I.R.S. Identification                 III, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [X]
     if a Member of a Group                    (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                           Not Applicable

--------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                     Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                             Delaware

--------------------------------------------------------------------------------
Number of                           7)   Sole Voting     1,443,494
Shares Beneficially                      Power           Ordinary Shares
Owned by Each
Reporting Person                    --------------------------------------------
With                                8)   Shared Voting
                                         Power                -0-

                                    --------------------------------------------
                                    9)   Sole Disposi-   1,443,494
                                         tive Power      Ordinary Shares

                                    --------------------------------------------
                                    10)  Shared Dis-
                                         positive Power       -0-

                                    --------------------------------------------
11)   Aggregate Amount Beneficially            1,443,494
      Owned by Each Reporting Person           Ordinary Shares

--------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                           0.7%
      Amount in Row (11)

--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                   PN

CUSIP NO. G02602 10 3                                         Page 6 of 13 Pages


                                  Schedule 13D
                                  ------------

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Ordinary Shares (the "Ordinary Shares") of Amdocs Limited, an Island of Guernsey corporation ("Amdocs" or the "Issuer"). The principal executive offices of the Issuer's principal United States subsidiary are located at 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017.

Item 2.   Identity and Background.
          -----------------------

          (a) Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership ("WCAS IX"), Welsh, Carson, Anderson & Stowe VII, L.P., a Delaware limited partnership ("WCAS VII"), Welsh, Carson, Anderson & Stowe VI, L.P., a Delaware limited partnership ("WCAS VI"), and WCAS Capital Partners III, L.P., a Delaware limited partnership ("WCAS CP III"). WCAS IX, WCAS VII, WCAS VI, and WCAS CP III are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          WCAS IX
          -------

          (b)-(c) WCAS IX is a Delaware limited partnership. The principal business of WCAS IX is that of a private investment partnership. The sole general partner of WCAS IX is WCAS IX Associates, L.L.C., a Delaware limited liability company ("IX Associates"). The principal business of IX Associates is that of acting as the general partner of WCAS IX. The principal business and principal office address of WCAS IX, IX Associates and the managing members of IX Associates is 320 Park Avenue, Suite 2500, New York, New York 10022. The managing members of IX Associates are citizens of the United States, and their respective principal occupations are set forth below.

          WCAS VII
          --------

          (b)-(c) WCAS VII is a Delaware limited partnership. The principal business of WCAS VII is that of a private investment partnership. The sole general partner of WCAS VII is WCAS VII Partners, L.P., a Delaware limited partnership ("VII Partners"). The principal business of VII Partners is that of acting as the general partner of WCAS VII. The principal business and principal office address of WCAS VII, VII Partners and the general partners of VII Partners is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of VII Partners are citizens of the United States, and their respective principal occupations are set forth below.

CUSIP NO. G02602 10 3                                         Page 7 of 13 Pages

          WCAS VI
          -------

          (b)-(c) WCAS VI is a Delaware limited partnership. The principal business of WCAS VI is that of a private investment partnership. The sole general partner of WCAS VI is WCAS VI Partners, L.P., a Delaware limited partnership ("VI Partners"). The principal business of VI Partners is that of acting as the general partner of WCAS VI. The principal business and principal office address of WCAS VI, VI Partners and the general partners of VI Partners is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of VI Partners are citizens of the United States, and their respective principal occupations are set forth below.

          WCAS CP III
          -----------

          (b)-(c) WCAS CP III is a Delaware limited partnership. The principal business of WCAS CP III is that of a private investment partnership. The sole general partner of WCAS CP III is WCAS CP III Associates, L.L.C., a Delaware limited liability company ("CP III Associates"). The principal business of CP III Associates is that of acting as the general partner of WCAS CP III. The principal business and principal office address of WCAS CP III, CP III Associates and the managing members of CP III Associates is 320 Park Avenue, Suite 2500, New York, New York 10022. The managing members of CP III Associates are citizens of the United States, and their respective principal occupations are set forth below.

Name                                Occupation
----                                ----------

Patrick J. Welsh           Managing Member, IX Associates and CP III Associates,
                           General Partner, VII Partners and VI Partners

Russell L. Carson          Managing Member, IX Associates and CP III Associates,
                           General Partner, VII Partners and VI Partners

Bruce K. Anderson          Managing Member, IX Associates and CP III Associates,
                           General Partner, VII Partners and VI Partners

Thomas E. McInerney        Managing Member, IX Associates and CP III Associates,
                           General Partner, VII Partners and VI Partners

Robert A. Minicucci        Managing Member, IX Associates and CP III Associates,
                           General Partner, VII Partners and VI Partners

Anthony J. deNicola        Managing Member, IX Associates and CP III Associates,
                           General Partner, VII Partners and VI Partners

Paul B. Queally            Managing Member, IX Associates and CP III Associates,
                           General Partner, VII Partners and VI Partners

Lawrence B. Sorrel         Managing Member, IX Associates and CP III Associates,
                           General Partner, VII Partners

Jonathan M. Rather         Managing Member, IX Associates and CP III Associates,
                           General Partner, VII Partners

John D. Clark              Managing Member, IX Associates

CUSIP NO. G02602 10 3                                         Page 8 of 13 Pages

Sanjay Swani               Managing Member, IX Associates

D. Scott Mackesy           Managing Member, IX Associates

James R. Matthews          Managing Member, IX Associates

          (d) None of the entities or individuals identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or individuals identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds and Other Consideration.
          --------------------------------------------------

          Between July 1, 2002 and July 10, 2002, WCAS IX purchased an aggregate 6,756,602 Ordinary Shares in open market transactions, at an average purchase price of $7.87 per share. The source of funds for such purchases was WCAS IX's working capital, or funds available for investment. The managing members of IX Associates also purchased, between July 1, 2002 and July 10, 2002,an aggregate 202,698 Ordinary Shares in open market transactions, at an average purchase price of $7.87 per share. The sources of funds for such purchases were such individuals' personal funds. The Ordinary Shares held by WCAS VII, WCAS VI and WCAS CP III were acquired in privately-negotiated transactions prior to the Isuer's initial public offering.

Item 4.   Purpose of Transaction.
          ----------------------

          WCAS IX has acquired securities of the Issuer for investment purposes. WCAS IX intends to review its investment in the Issuer and may, based on such review as well as other factors (including, among other things, its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to WCAS IX and general market and economic conditions), acquire additional securities of the Issuer, on the open market or in privately negotiated transactions. In addition, based on its review and/or discussions with management, WCAS IX may explore from time to time a possible restructuring of the Issuer. WCAS IX reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of the Issuer purchased by it.

          Bruce K. Anderson, a managing member of IX Associates and CP III Associates and a general partner of VII Partners and VI Partners, is a Director and the Chairman of the Board of the Issuer. Robert A. Minicucci, also a managing member of IX Associates and CP III Associates and a general partner of VII Partners and VI Partners, is also a member of the Issuer's Board of Directors. Except as set forth in this Item 4, neither the Reporting

CUSIP NO. G02602 10 3                                         Page 9 of 13 Pages

Persons nor, to their knowledge, Mr. Anderson, Mr. Minicucci or any of the other managing members of IX Associates or CP III Associates or general partners of VII Partners or VI Partners has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D, although the Reporting Persons and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          The information below is based on a total of 215,483,263 Ordinary Shares outstanding as of June 24, 2002.

          (a)

          WCAS IX
          -------

          WCAS IX owns 6,756,602 Ordinary Shares, or approximately 3.1% of the Ordinary Shares outstanding. IX Associates, as the general partner of WCAS IX, may be deemed to beneficially own the securities owned by WCAS IX.

          WCAS VII
          --------

          WCAS VII owns 5,527,054 Ordinary Shares, or approximately 2.6% of the Ordinary Shares outstanding. VII Partners, as the general partner of WCAS VII, may be deemed to beneficially own the securities owned by WCAS VII.

          WCAS VI
          -------

          WCAS VI owns 1,614,792 Ordinary Shares, or approximately 0.8% of the Ordinary Shares outstanding. VI Partners, as the general partner of WCAS VI, may be deemed to beneficially own the securities owned by WCAS VI.

          WCAS CP III
          -----------

          WCAS CP III owns 1,443,494 Ordinary Shares, or approximately 0.7% of the Ordinary Shares outstanding. CP III Associates, as the general partner of WCAS CP III, may be deemed to beneficially own the securities owned by WCAS CP III.

          Managing Members of IX Associates and CP III Associates
          and General Partners of VII Partners and VI Partners
          -------------------------------------------------------

          (i) Patrick J. Welsh directly beneficially owns 859,801 Ordinary Shares, or approximately 0.4% of the Ordinary Shares outstanding.

          (ii) Russell L. Carson directly beneficially owns 601,439 Ordinary Shares, and indirectly beneficially owns (through trusts for the benefit of his children) 15,400 Ordinary Shares, or in the aggregate 616,839 Ordinary Shares or approximately 0.3% of the Ordinary Shares outstanding.

          (iii) Bruce K. Anderson directly beneficially owns 1,621,110 Ordinary Shares, or approximately 0.8% of the Ordinary Shares outstanding.

CUSIP NO. G02602 10 3                                        Page 10 of 13 Pages

          (iv) Thomas E. McInerney directly beneficially owns 639,072 Ordinary Shares, or approximately 0.3% of the Ordinary Shares outstanding.

          (v) Robert A. Minicucci directly beneficially owns 283,469 Ordinary Shares, or approximately 0.1% of the Ordinary Shares outstanding.

          (vi) Anthony J. deNicola directly beneficially owns 68,764 Ordinary Shares, and indirectly beneficially owns (through a family foundation) 3,000 Ordinary Shares, or in the aggregate 71,764 Ordinary Shares or approximately 0.3% of the Ordinary Shares outstanding or less than 0.1% of the Ordinary Shares outstanding.

          (vii) Paul B. Queally directly beneficially owns 34,638 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (viii) Lawrence B. Sorrel directly beneficially owns 15,527 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (ix) Jonathan M. Rather directly beneficially owns 3,119 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (x) John D. Clark directly beneficially owns 1,037 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (xi) Sanjay Swani directly beneficially owns 1,037 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (xii) D. Scott Mackesy directly beneficially owns 2,592 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (xiii) James R. Matthews directly beneficially owns 1,037 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (b) The managing members of IX Associates and CP III Associates and general partners of VII Partners and VI Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Ordinary Shares owned by WCAS IX, WCAS CP III, WCAS VII and WCAS VI, respectively. Each such person has the sole power to vote or direct the voting of and to dispose or direct the disposition of only the Ordinary Shares that he directly beneficially owns. Each of the managing members of IX Associates and CP III Associates and general partners of VII Partners and VI Partners disclaims beneficial ownership of all Ordinary Shares other than the shares he owns directly or by virtue of his indirect pro rata interest, as a managing member of IX Associates and/or CP III Associates and/or general partner of VII Partners and/or VI Partners, in the shares owned by WCAS IX, WCAS CP III, WCAS VII and/or WCAS VI.

          (c) Except as described in Item 3 above, none of the entities or individuals identified in Item 2 above has effected any transactions in the Ordinary Shares in the 60 days prior to the date of this statement.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the

CUSIP NO. G02602 10 3                                        Page 11 of 13 Pages

Ordinary Shares owned by the Reporting Persons.

          (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          ------------------------------------------

          Not Applicable

Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

          Group Agreement (Appears at Page 13)

CUSIP NO. G02602 10 3                                        Page 12 of 13 Pages



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                              By:  WCAS IX Associates, LLC, General Partner

                              By: /s/ Jonathan M. Rather
                                 ---------------------------
                                      Managing Member


                              WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                              By:  WCAS VII Partners, L.P., General Partner

                              By: /s/ Jonathan M. Rather
                                 ---------------------------
                                      General Partner


                              WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                              By:  WCAS VI Partners, L.P., General Partner

                              By: /s/ Jonathan M. Rather
                                 ---------------------------
                                      Attorney-in-Fact


                              WCAS CAPITAL PARTNERS III, L.P.
                              By:  WCAS CP III Associates, LLC, General Partner

                              By: /s/ Jonathan M. Rather
                                 ---------------------------
                                      Managing Member

Dated: July 15, 2002

CUSIP NO. G02602 10 3                                        Page 13 of 13 Pages

                                                                EXHIBIT A


                                  AGREEMENT OF
                    WELSH, CARSON, ANDERSON & STOWE IX, L.P.,
                   WELSH, CARSON, ANDERSON & STOWE VII, L.P.,
                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.,
                       AND WCAS CAPITAL PARTNERS III, L.P.
                            PURSUANT TO RULE 13d-1(k)

          The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                            WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                            By:  WCAS IX Associates, LLC, General Partner

                            By: /s/ Jonathan M. Rather
                               ---------------------------
                                    Managing Member


                            WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                            By:  WCAS VII Partners, L.P., General Partner

                            By: /s/ Jonathan M. Rather
                               ---------------------------
                                    General Partner


                            WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                            By:  WCAS VI Partners, L.P., General Partner

                            By: /s/ Jonathan M. Rather
                               ---------------------------
                                    Attorney-in-Fact


                            WCAS CAPITAL PARTNERS III, L.P.
                            By:  WCAS CP III Associates, LLC, General Partner

                            By: /s/ Jonathan M. Rather
                               ---------------------------
                                    Managing Member

Dated: July 15, 2002